SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2014

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

MARKET ANNOUNCEMENT

We hereby inform our shareholders and the market in general that Eletrobras, through its subsidiary Eletrosul Centrais Elétricas S.A., was the winner in the ANEEL Auction 004/2014 held on this date, for the projects of electricity transmission as below:

Company	Lot		Composition of the Lot	Extension (km)	Tension (kV)	RAP (R$ million)	Discount (%)	Investment Value (R$ million)
Eletrosul	Lot A	A1	SE 525/230/138 kV Capivari do Sul - 525/230 kV - (3+1)x224 MVA e 230/138 kV - 2 x 100 MVA LT 525KV Capivari do Sul - Gravataí LT 230kV Capivari do Sul - Viamão 3 LT 525KV Guaíba 3 - Capivari do Sul	326	525	336.0	14.01	3,276
		A2	SE 230kV Osório3 - Seccionadora LT 230kV Osório 3 - Gravataí 3 Seccionamento LT 230kV Osório 2 - Lagoa dos Barros em Osório 3 SE 230 kV Porto Alegre 1 (Isolada a SF6 - Nova) - 3 x 83 MVA - 230/69kV LT 230 kV Porto Alegre 8- Porto Alegre 1 (Subterrânea) LT 230 kV Porto Alegre 12 - Porto Alegre 1 (Subterrânea) SE 230 kV Vila Maria - 2 x ATF 230/138 kV - 150 MVA Seccionamento LT 230 kV Passo Fundo - Nova Prata 2 C1 e C2 em Vila Maria	77,4	230
		A3	SE 230kV Livramento 3 - Comp. Síncrono (-100/+100) Mvar SE 230 kV Maçambará 3 LT 230kV Livramento 3 - Alegrete 2 LT 230kV Livramento 3 - Cerro Chato LT 230kV Livramento 3 - Santa Maria 3 LT 230 kV Livramento 3 - Maçambará 3	587	230
		A4	SE 525/230kV Guaíba 3 - ATR (6+1) x 224 MVA LT 525KV Guaíba 3 - Gravataí LT 230kV Guaíba 2? Guaíba 3 C1 e C2 Seccionamento LT 525kv Povo Novo - Nova Santa Rita C1 em Guaíba 3 LT 525KV Santa Vitória do Palmar - Marmeleiro C2 LT 525KV Povo Novo - Guaíba 3 C2 LT 525KV Marmeleiro - Povo Novo C2 LT 525KV Nova Santa Rita ? Guaíba 3 C2 LT 525 kV Candiota - Guaíba 3, CD SE 525/230 kV Candiota - com transformação ATR - (6+1res)x224 MVA e reatores de barra 525 kV - (3+1res)x50 Mvar	891	230/525
Consórcio Paraíso (Eletrosul 24,5%, Elecnor 51% and Copel GT 24,5%)	Lot E		LT 230 kV Campo Grande 2 - Paraíso 2 - C2 LT 230kV Paraíso 2 - Chapadão - C2 SE 230/138kV Paraíso 2 - 2x150MVA	265	230	22.0	3.62	196.10

Rio de Janeiro, November 18, 2014.

Armando Casado de Araújo

CFO and Investor Relations Director

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 19, 2014
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.